Exhibit 12.1

CHARTER COMMUNICATIONS, INC AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
(In millions)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008

Earnings

Loss from Operations before Noncontrolling Interest and Income Taxes	$(2,995)	$(264)	$(3,367)	$(776)
Fixed Charges	321	479	1,102	1,424

Total Earnings	$(2,674)	$215	$(2,265)	$648

Fixed Charges
Interest Expense	$201	$470	$867	$1,395
Interest Expense Included Within Reorganization Items, Net	113	-	211	-
Amortization of Debt Costs	5	8	18	24
Interest Element of Rentals	2	1	6	5

Total Fixed Charges	$321	$479	$1,102	$1,424

Ratio of Earnings to Fixed Charges (1)	-	-	-	-

(1) Earnings for the three months ended September 30, 2009 and 2008 were insufficient to cover fixed charges by $3.0 billion and $264 million, respectively.
Earnings for the nine months ended September 30, 2009 and 2008 were insufficient to cover fixed charges by $3.4 billion and $776 million, respectively.
As a result of such deficiencies, the ratios are not presented above.